UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2022
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On November 7, 2022, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the period ended September 30, 2022. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: November 8, 2022

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 7, 2022

Exhibit 99.1

Media Release

QIAGEN exceeds outlook for Q3 2022 with 18% CER sales growth in non-COVID product portfolio and raises full-year 2022 outlook

•Q3 2022: Net sales of $500 million (-7% at actual rates, 0% at constant exchange rates, CER); diluted EPS of $0.36 and adjusted diluted EPS of $0.53

◦Net sales at CER of $533 million vs. outlook for at least $510 million CER, adjusted diluted EPS of $0.55 CER vs. outlook for at least $0.48 CER

◦18% CER growth in non-COVID product portfolio to $417 million

•First nine months 2022 operating cash flow up 34% to $591 million, while free cash flow advances 67% to $504 million on strong business expansion

•2022 sales outlook raised to about $2.25 billion CER, reaffirmed double-digit CER growth in non-COVID products; adj. diluted EPS outlook raised to about $2.40 CER

Venlo, the Netherlands, November 7, 2022 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the third quarter of 2022 and first nine months of 2022, and increased the outlook for full-year 2022.

Net sales for Q3 2022 declined 7% (0% at constant exchange rates, CER) to $500 million from Q3 2021. Sales at CER were $533 million, ahead of the outlook for at least $510 million CER and driven by 18% CER growth in the non-COVID-19 portfolio to $417 million. COVID-19 product group sales fell 43% CER to $83 million amid reduced demand. Adjusted diluted earnings per share (EPS) were $0.53 ($0.55 CER) compared to $0.58 in Q3 2021, and ahead of the outlook for at least $0.48 CER.

QIAGEN raised its full-year 2022 outlook based on the strong results in the first nine months of the year and also to reflect the strong outlook for the fourth quarter. Net sales are now expected to be about $2.25 billion CER (prior outlook for at least $2.2 billion CER) and adjusted diluted EPS are expected to be about $2.40 CER (prior outlook for at least $2.30 CER). This update includes a reaffirmation for double-digit CER sales growth from the non-COVID product groups, which grew 14% CER in the first nine months of 2022, but for a decline in COVID-19 sales amid volatile pandemic trends. It also reflects an updated assessment of current macro-economic trends.

"QIAGEN delivered another solid performance in the third quarter of 2022, led by ongoing double-digit sales growth in our non-COVID product portfolio, a high level of profitability and strong cash flow," said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. "We continue to see broad-based demand for QIAGEN's solutions in both molecular research and clinical testing markets around the world. Our results demonstrate our focus on delivering against the targets we have set, in particular achieving another quarter of double-digit sales growth in our non-COVID portfolio. As we proactively address various macro trends, we are executing on our strategy focused on advancing our Five Pillars of Growth. QIAGEN is clearly set to finish the year with strong results in 2022, and anchored by our commitment to create value for our shareholders and other stakeholders."

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “Our results for the third quarter exceeded the outlook for sales and adjusted EPS, and enabled QIAGEN to again raise the full-year 2022 outlook. We have been proactively addressing macro trends, such as energy sourcing and supply chain constraints to ensure QIAGEN can continue to serve the needs of customers worldwide. With our strong cash flow and healthy balance sheet, we continue to make targeted investments into key areas and review opportunities to strengthen our business portfolio while also increasing returns through our disciplined capital deployment strategy that has proven its value."

Third quarter and first nine months 2022 results

Key figures

In $ millions (Except EPS and diluted shares)	Q3			9M
	2022	2021	Change	2022	2021	Change
Net sales	500	535	-7%	1,644	1,669	-2%
Net sales - CER	533		0%	1,731		4%
Operating income	98	132	-26%	427	457	-7%
Adjusted operating income	144	165	-13%	521	556	-6%
Net income	82	133	-38%	334	383	-13%
Adjusted net income	123	135	-9%	425	443	-4%
Diluted EPS	$0.36	$0.57	-37%	$1.45	$1.65	-12%
Adjusted diluted EPS	$0.53	$0.58	-9%	$1.85	$1.91	-3%
Adjusted diluted EPS - CER	$0.55		-5%	$1.91		0%
Diluted shares (in millions)	230	232		230	232
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type, customer class and non-COVID/COVID-19 product groups

	Q3				9M
	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change
Consumables and related revenues	442	473	-7%	0%	1,456	1,469	-1%	+4%
Instruments	58	62	-7%	0%	188	200	-6%	-1%

Molecular Diagnostics	257	279	-8%	-1%	868	830	+5%	+11%
Life Sciences	242	256	-5%	0%	775	839	-8%	-4%

Non-COVID product groups	417	376	+11%	+18%	1,240	1,148	+8%	+14%
COVID-19 product groups	83	159	-48%	-43%	404	522	-23%	-18%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Non-COVID product group sales in Q3 2022 rose 18% CER over Q3 2021, led by growth across all product groups, and in particular double-digit CER growth in Sample Technologies and QuantiFERON-TB. Both the Molecular Diagnostics and Life Science customer classes saw strong double-digit CER sales growth excluding COVID product groups. Sales at actual rates in Q3 2022 declined 7% from the prior-year period due to the strong U.S. dollar against other currencies.

•Operating income: Q3 2022 operating income margin was 19.5% of sales compared to 24.7% in the year-ago period. The adjusted operating income margin was 28.7% compared to 30.8% in Q3 2021, reflecting lower sales as well as continued investments into R&D and commercialization initiatives for the Five Pillars of Growth that have been accelerated during the second half of the year. For Q3 2022, the adjusted gross margin was 67.6% of sales, rising one percentage point from the year-ago period. R&D investments rose to 9.8% of sales from 9.0% in Q3 2021, while Sales & Marketing costs rose about 1.8 percentage points to 22.9% of sales, and included investments in commercialization and higher freight costs. General & Administrative costs rose about one percentage point to 6.2% of sales, mainly to support IT and cybersecurity investments.

•EPS: Diluted EPS was $0.36 per share in Q3 2022 compared to $0.57 in Q3 2021. Adjusted diluted EPS of $0.53 ($0.55 CER) reflected a higher tax rate of 18% in Q3 2022 compared to 17% in the year-ago period.

Sales by product groups

	Q3				9M
	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change
Sample technologies	183	202	-10%	-2%	626	632	-1%	+5%
Diagnostic solutions	160	162	-1%	+4%	491	466	+5%	+10%
Of which QuantiFERON	88	79	+10%	+14%	248	208	+20%	+23%
Of which QIAstat-Dx	18	15	+22%	+31%	62	53	+18%	+25%
Of which NeuMoDx	18	23	-22%	-13%	64	78	-18%	-11%
Of which Other	36	44	-19%	-17%	117	128	-8%	-3%
PCR / Nucleic acid amplification	89	98	-9%	-5%	310	324	-4%	-1%
Genomics / NGS	52	53	-2%	+6%	166	183	-10%	-4%
Other	15	19	-17%	-2%	51	64	-21%	-8%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales in the non-COVID product groups rose at a double-digit CER rate in Q3 2022 over the year-ago period, with the vast majority of sales related to DNA-based technologies. Key drivers were healthy global demand amid increasing levels of lab work in the 2022 period. Overall sales declined 2% CER due to the anticipated decline in COVID-19 sales. Instrument sales rose at a single-digit CER pace, amid ongoing solid placement trends for the QIAsymphony system as well as the QIAcube and EZ instrument families.

•Diagnostic solutions: QuantiFERON-TB kept up a double-digit CER pace in 2022, generating 14% CER growth in Q3 2022 over the year-ago period on continued conversion of the latent TB market from the traditional skin test. QIAstat-Dx sales benefited from instrument placements along with higher consumables sales, in particular for the new Gastrointestinal panel in Europe. NeuMoDx sales continued to track in line with the full-year 2022 sales goal for about $80 million CER, with gains in non-COVID use overshadowed by reduced COVID-19 test demand.

•PCR / Nucleic acid amplification: Sales in Q3 2022 declined at a mid-single-digit CER rate. Significant double-digit CER growth in non-COVID products was more than offset by a decline in COVID-19 product group sales. The QIAcuity digital PCR system maintained a solid double-digit CER growth pace, supported by the launch of new assays for biopharma applications.

•Genomics / NGS: Higher sales from non-COVID product groups, especially universal NGS and functional genomics solutions, amid weaker demand for COVID-19 product groups. CER sales results in the QIAGEN Digital Insights business were slightly higher than the year-ago period.

Sales by geographic regions

	Q3				9M
	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change
Americas	251	248	+1%	+1%	757	749	+1%	+1%
Europe / Middle East / Africa	155	174	-11%	+3%	564	595	-5%	+6%
Asia-Pacific / Japan	93	112	-17%	-9%	322	325	-1%	+5%
Rest of world represented less than 1% of sales.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Americas: Sales rose 7% CER in the U.S. excluding COVID-19 product groups, while overall results were impacted by a drop in COVID-19 sales. Brazil provided double-digit CER sales gains along with ongoing single-digit CER growth in Canada against lower sales in Mexico.

•Europe / Middle East / Africa: Among the top-performing countries in Q3 2022 over the year-ago period were France, Germany, the Netherlands, the United Kingdom and Austria. Lower sales were seen in Italy, Spain and Switzerland, and mainly due to COVID-19 sales in the 2021 period.

•Asia-Pacific / Japan: Overall sales declined in Q3 2022 due to the comparison with high COVID-19 product sales in various countries in Q3 2021. China sales were down at a low-single-digit CER rate in Q3 2022 over the 2021 period. Australia and India both grew at a double-digit CER pace over Q3 2021, while sales in Japan and South Korea were largely unchanged.

Key cash flow data

	9M
In $ millions	2022	2021	Change
Net cash provided by operating activities	591	441	+34%
Purchases of property, plant and equipment	(86)	(138)	-38%
Free cash flow	505	302	+67%

Net cash used in investing activities	(602)	(298)	NM
Net cash provided by (used in) financing activities	421	(119)	NM

•Net cash from operating activities rose 34% in the first nine months of 2022 over the prior-year period, driven by the strong business expansion and supported by disciplined working capital management. Free cash flow rose at a faster 67% pace over the same period in 2021, due to lower purchases of property, plant and equipment in 2022. As of September 30, 2022, cash and cash equivalents and short-term investments rose to $1.9 billion from $1.1 billion as of December 31, 2021.

•Net cash used in investing activities in the 2022 period rose significantly to $602 million from $298 million in the same period 2021. Key factors were the increase in net short-term investments to $445 million in 2022 compared to net investments of $190 million in the 2021 period. Results for 2022 included a $64 million payment for the acquisition of BLIRT S.A.

•Net cash provided by (used in) financing activities swung to proceeds of $421 million in the first nine months of 2022 due to $371 million of net proceeds from the issuance of German corporate bonds (Schuldschein) completed in 2022. The 2021 period included $82 million of cash used for the purchase of treasury shares and $41 million for the repayments of long-term debt.

QIAGEN Sample to Insight portfolio updates

Among recent developments in QIAGEN's Sample to Insight portfolio:

Sample Technologies

•New QIAxcel DNA and RNA High-Sensitivity Kits have been launched to expand the range of kits available for use on the QIAxcel Connect, which was released in May 2022 as an update to the nucleic acid capillary electrophoresis instrument that complements QIAGEN's complete automation portfolio for sample preparation.

•A new liquid biopsy workflow was launched for use with the EZ2 Connect sample preparation instrument and QIAcuity digital PCR for key applications in cancer. The combination provides optimized detection and quantification for biomarker profiling.

Diagnostic solutions

•The QIAstat-Dx Viral Vesicular Panel was launched as a new syndromic test to differentiate between monkeypox and five other pathogens. QIAGEN is leveraging the value of syndromic testing to help fight the spread of monkeypox. The World Health Organization (WHO) and the U.S. government have both declared monkeypox a public health emergency.

•The NeuMoDx integrated clinical PCR testing system now has 16 CE-IVD tests available after the launch of two new assays for organ transplant-associated viruses. The Epstein-Barr virus (EBV) and human herpesvirus 6 (HHV-6) assays both recently received CE-IVD certification for the European Union and other countries for use on the NeuMoDx 96 and 288 versions.

•QIAGEN and Neuron23 announced a partnership to develop a next-generation sequencing (NGS) companion diagnostic for Neuron23’s brain penetrant leucine-rich repeat kinase (LRRK2) inhibitor for Parkinson’s disease. QIAGEN has over 25 collaborations with leading pharmaceutical and biotechnology companies to co-develop companion diagnostics. These are used to detect clinically relevant genetic abnormalities in diseases such as cancer and provide insights to guide clinical decision-making.

PCR and nucleic acid amplification

•The QIAcuity portfolio has expanded to address applications in biopharma with the addition of 13 new assays. A group of 10 new assays under the brand QIAcuity Cell and Gene Therapy (CGT) dPCR can be used for adeno-associated virus (AAV) titer quantification, while three new QIAcuity Residual DNA Quantification Kits are now available for checking carryover of host cell DNA. This major assay expansion comes after the milestone of over 1,000 cumulative QIAcuity system placements was reached in 2022.

Genomics / NGS

•A new group of QIAseq panels was launched to expand the offering of solutions for use in preparing samples for any next-generation sequencer (NGS). The QIAseq Targeted DNA Pro Panels have been launched as new tools to detect genetic variations in DNA samples. Additionally, the QIAseq UPXome RNA Library Kit was launched for ultra low-input samples.

•QIAGEN Digital Insights reached a milestone with the NGS-derived molecular profiles of more than three million patients having been analyzed and interpreted using the QIAGEN Clinical Insights bioinformatics solution for hereditary and oncological diseases.

QIAGEN ESG update

QIAGEN has released its 2021 Sustainability Report outlining achievements in the areas of Environment, Social and Governance (ESG) as part of its strategy to become a stronger and more sustainable leader in providing Sample to Insight solutions. Additionally, QIAGEN continues to have high ESG ratings by independent agencies. ISS-ESG recently reaffirmed its “Prime” status (ISS ESG C+) ranking QIAGEN among the top 10% of the about 200 companies listed in the “Health Care Equipment & Supplies” sector. In its first rating by MSCI ESG Research, QIAGEN received an "A" grade. QIAGEN is also rated in the "low-risk group" in the Sustainalytics ESG Risk Ratings.

Outlook

For full-year 2022, QIAGEN has increased the outlook for net sales to about $2.25 billion CER (prior outlook for at least $2.2 billion CER) and for adjusted diluted EPS of about $2.40 CER per share (prior outlook for at least $2.30 CER). This update includes a reaffirmation of the goal for double-digit CER sales growth from the non-COVID product groups, which grew 14% CER in the first nine months of 2022, but for a decline in COVID-19 sales amid volatile pandemic trends. It reflects an acceleration of investments in the business during the second half of 2022, as well as one-time payments to QIAGEN employees in light of the high-inflation environment. It also reflects an updated review of macro-economic issues, including inflation and energy supplies. Also taken into consideration is the adverse impact on sales resulting from the war in Ukraine, and related decisions to suspend business in Russia and Belarus (which represented about 1% of total sales in 2021). QIAGEN continues to make significant investments into its portfolio, in particular the Five Pillars of Growth, for new products, test menu and applications. The outlook does not take into consideration any future acquisitions.

Based on exchange rates as of October 31, 2022, currency movements against the U.S. dollar are now expected to create for full-year an adverse impact of about six percentage points on net sales and an adverse impact of about $0.10 per share on adjusted EPS.

For Q4 2022, net sales are expected to be at least $520 million CER compared to $582 million in Q4 2021, while adjusted EPS is expected to be at least $0.50 CER per share compared to $0.74 in the year-ago period.

Based on exchange rates as of October 31, 2022, currency movements against the U.S. dollar are expected to have an adverse impact for Q4 2022 on sales of about seven percentage points and an adverse impact of about $0.03 per share on adjusted EPS.

Investor presentation and conference call

A conference call is planned for Tuesday, November 8 at 15:00 Frankfurt Time / 14:00 London Time / 9:00 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a replay will also be made available after the event. A presentation is planned to be available before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2022, QIAGEN employed more than 6,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months		Nine months
	ended September 30,		ended September 30,
(In $ thousands, except per share data)	2022	2021	2022	2021
Net sales	499,631	534,745	1,643,534	1,669,259
Cost of sales:
Cost of sales	163,511	181,214	531,010	540,576
Acquisition-related intangible amortization	15,069	16,314	45,485	51,687
Total cost of sales	178,580	197,528	576,495	592,263
Gross profit	321,051	337,217	1,067,039	1,076,996
Operating expenses:
Research and development	48,868	48,268	145,140	147,851
Sales and marketing	114,582	112,855	351,976	337,009
General and administrative	30,880	30,364	97,758	95,185
Acquisition-related intangible amortization	2,846	4,469	8,562	15,197
Restructuring, acquisition, integration and other, net	26,216	9,387	36,716	24,811
Total operating expenses	223,392	205,343	640,152	620,053
Income from operations	97,659	131,874	426,887	456,943
Other income (expense):
Interest income	9,935	3,263	16,495	6,974
Interest expense	(16,287)	(14,576)	(43,482)	(42,021)
Other income, net	4,411	30,894	6,864	38,558
Total other (expense) income, net	(1,941)	19,581	(20,123)	3,511
Income before income taxes	95,718	151,455	406,764	460,454
Income tax expense	13,324	18,316	72,397	77,041
Net income	82,394	133,139	334,367	383,413

Diluted net income per common share	$0.36	$0.57	$1.45	$1.65
Diluted net income per common share (adjusted)	$0.53	$0.58	$1.85	$1.91
Shares used in computing diluted net income per common share (adjusted)	230,084	232,129	230,062	232,125

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(In $ millions, except EPS data)
(unaudited)

Three months ended September 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	499.6	321.1	97.7	95.7	(13.3)	14%	82.4	$0.36
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.7	27.9	28.0	(7.5)		20.4	0.09
Purchased intangibles amortization (b)	—	15.1	17.9	17.9	(4.4)		13.5	0.06
Non-cash interest expense charges (d)	—	—	—	8.1	—		8.1	0.03
Non-cash other income, net (e)	—	—	—	(0.5)	—		(0.5)	0.00
Certain income tax items (f)	—	—	—	—	(1.0)		(1.0)	0.00
Total adjustments	—	16.7	45.8	53.4	(13.0)		40.5	0.17
Adjusted results	499.6	337.8	143.5	149.1	(26.3)	18%	122.9	$0.53

*Using 230.1 M diluted shares

Three months ended September 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	534.7	337.2	131.9	151.5	(18.3)	12%	133.1	$0.57
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	2.6	12.0	12.2	(3.2)		9.0	0.04
Purchased intangibles amortization (b)	—	16.3	20.8	20.8	(5.2)		15.6	0.07
Investment related gain, net (c)	—	—	—	(30.2)	7.6		(22.6)	(0.10)
Non-cash interest expense charges (d)	—	—	—	7.8	—		7.8	0.03
Non-cash other income, net (e)	—	—	—	0.3	—		0.3	0.00
Certain income tax items (f)	—	—	—	—	(8.6)		(8.6)	(0.04)
Total adjustments	—	18.9	32.7	10.8	(9.4)		1.5	0.01
Adjusted results	534.7	356.1	164.6	162.3	(27.7)	17%	134.6	$0.58

*Using 232.1 M diluted shares

Please see footnotes for these tables on the following page.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(In $ millions, except EPS data)
(unaudited)

Nine months ended September 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,643.5	1,067.0	426.9	406.8	(72.4)	18%	334.4	$1.45
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.7	40.4	40.2	(10.7)		29.4	0.13
Purchased intangibles amortization (b)	—	45.5	54.0	54.0	(13.3)		40.7	0.18
Non-cash interest expense charges (d)	—	—	—	24.0	—		24.0	0.10
Non-cash other income, net (e)	—	—	—	(0.3)	—		(0.3)	0.00
Certain income tax items (f)	—	—	—	—	(2.8)		(2.8)	(0.01)
Total adjustments	—	49.2	94.4	117.9	(26.8)		91.0	0.40
Adjusted results	1,643.5	1,116.2	521.3	524.7	(99.2)	19%	425.4	$1.85

*Using 230.1 M diluted shares

Nine months ended September 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,669.3	1,077.0	456.9	460.5	(77.0)	17%	383.4	$1.65
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	7.1	31.9	32.2	(7.8)		24.4	0.10
Purchased intangible amortization (b)	—	51.7	66.9	66.9	(16.8)		50.1	0.22
Investment related gain, net (c)	—	—	—	(36.8)	9.2		(27.6)	(0.12)
Non-cash interest expense charges (d)	—	—	—	23.0	—		23.0	0.10
Non-cash other income, net (e)	—	—	—	(0.7)	—		(0.7)	0.00
Certain income tax items (f)	—	—	—	—	(9.4)		(9.4)	(0.04)
Total adjustments	—	58.7	98.8	84.5	(24.9)		59.7	0.26
Adjusted results	1,669.3	1,135.7	555.7	545.0	(101.9)	19%	443.1	$1.91

*Using 232.1 M diluted shares

(a) Results for 2022 include costs for acquisition projects, including continued integration activities at NeuMoDx, as well as costs and impairments related to our business in Russia, Ukraine and Belarus. Additionally, these costs include impairments and charges related to the termination of a business relationship with a third-party partner that entered into insolvency proceedings, as well as the Q2 2022 acquisition of BLIRT S.A. Results for 2021 include integration costs for the NeuMoDx acquisition completed in September 2020.
(b) Results include the amortization of BLIRT S.A. intangible assets acquired in Q2 2022.
(c) Amounts include mark-to-market adjustments and gains or losses recognized upon the sale or impairment of investments. Results for 2021 include the Q1 2021 gain on the sale of shares held in Invitae Corporation received from Invitae's acquisition of ArcherDX, in which QIAGEN held a minority interest, and settlement of the related hedge.
(d) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(e) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(f) This includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results since these represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense. QIAGEN does not believe the impact of these events reflects the performance of ongoing operations for the periods in which the impact of such events were recorded.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets:
Cash and cash equivalents	1,271,597	880,516
Short-term investments	615,387	184,785
Accounts receivable, net	310,975	362,131
Inventories, net	323,472	327,525
Prepaid expenses and other current assets	234,082	354,645
Total current assets	2,755,513	2,109,602
Long-term assets:
Property, plant and equipment, net	590,983	638,183
Goodwill	2,299,261	2,350,763
Intangible assets, net	551,587	627,436
Fair value of derivative instruments	108,761	190,430
Other long-term assets	130,064	157,644
Deferred income tax assets	80,448	72,896
Total long-term assets	3,761,104	4,037,352
Total assets	6,516,617	6,146,954
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	866,040	847,626
Accrued and other current liabilities	548,662	568,620
Accounts payable	82,836	101,224
Total current liabilities	1,497,538	1,517,470
Long-term liabilities:
Long-term debt, net of current portion	1,423,206	1,094,144
Fair value of derivative instruments	89,525	191,879
Other long-term liabilities	169,201	209,320
Deferred income tax liabilities	9,387	37,591
Total long-term liabilities	1,691,319	1,532,934
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,854,359	1,818,508
Retained earnings	2,072,575	1,791,740
Accumulated other comprehensive loss	(440,933)	(326,670)
Less treasury stock, at cost — 3,129 and 3,755 shares in 2022 and 2021, respectively	(160,943)	(189,730)
Total equity	3,327,760	3,096,550
Total liabilities and equity	6,516,617	6,146,954

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended September 30,
(In $ thousands)	2022	2021
Cash flows from operating activities:
Net income	334,367	383,413
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	153,725	163,830
Non-cash impairments	22,555	—
Deferred income taxes	(40,196)	(29,394)
Amortization of debt discount and issuance costs	25,124	24,095
Share-based compensation expense	35,851	31,421
Other items, net including fair value changes in derivatives	11,883	(20,265)
Change in operating assets, net	12,362	(74,746)
Change in operating liabilities, net	35,274	(37,811)
Net cash provided by operating activities	590,945	440,543
Cash flows from investing activities:
Purchases of property, plant and equipment	(86,284)	(138,166)
Purchases of intangible assets	(16,461)	(14,365)
Purchases of investments, net	(1,156)	(2,199)
Cash paid for acquisitions, net of cash acquired	(63,651)	—
Purchases of short-term investments	(1,003,946)	(362,683)
Proceeds from sales of short-term investments	558,554	172,223
Cash received for collateral asset	10,600	47,430
Other investing activities	107	43
Net cash used in investing activities	(602,237)	(297,717)
Cash flows from financing activities:
Proceeds from long-term debt	371,452	—
Repayment of long-term debt	—	(41,345)
Purchase of treasury shares	—	(82,292)
Proceeds from issuance of common shares	107	7,865
Tax withholding related to vesting of stock awards	(24,852)	(21,392)
Cash paid for contingent consideration	(4,572)	—
Cash received for collateral liability	78,435	19,600
Other financing activities	—	(1,833)
Net cash provided by (used in) financing activities	420,570	(119,397)
Effect of exchange rate changes on cash and cash equivalents	(18,197)	(3,872)
Net increase in cash and cash equivalents	391,081	19,557
Cash and cash equivalents, beginning of period	880,516	597,984
Cash and cash equivalents, end of period	1,271,597	617,541

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	590,945	440,543
Purchases of property, plant and equipment	(86,284)	(138,166)
Free Cash Flow	504,661	302,377
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.